
October 23, 2015

Mail Stop 4631

Via E-mail
Mr. Glenn Tynan
Chief Financial Officer
Curtiss-Wright Corporation
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> **Re:** **Curtiss-Wright Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **And Documents Incorporated by Reference**
> **File No. 1-134**

Dear Mr. Tynan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Results of Operations, page 24
Results by Business Segment, page 27

1. Please quantify the impact of factors disclosed as materially impacting the line items comprising sales and operating income for each period presented at the consolidated and segment levels. Examples of factors disclosed without quantification include:

    - The contribution of (a) continuing operating margin improvement initiatives; (b) offset by increases in cost and lower levels of production on the AP 1000 China program and lower levels of production on the AP 1000 China program; and (c) the increase in operating income and operating margin in the Energy Segment which was primarily driven by higher sales volume in the oil and gas market.

- The contribution impact to revenues in the Commercial/Industrial Segment related to (a) the ramp up in production rates on the Boeing 787 program and (b) increased demand for your surface technology services.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. Please tell us how you considered disclosing and quantifying increases/decreases in prices and volume and how they contributed to the increase or decrease in revenues and income before taxes on the consolidated and segment results during each period presented. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance

Note 18 – Segment Information, page 79

3. We note that beginning in the first quarter of 2014; you changed your reporting structure such that you began disclosing your reportable segments based on your end markets instead of by product group. Notwithstanding your realignment, please tell us what consideration you gave to disclosing revenues for each group of similar products or disclose and tell us why providing the information is impracticable. Please refer to ASC 280-10-50-40 and 41.

Definitive Proxy Statement on Schedule 14A filed March 3, 2014

Proxy Card

4. In future filings, please revise your proxy card to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing as advisory vote to approve executive compensation. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or in her absence, Pamela Long, Assistant Director at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction